UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Presidio Property Trust, Inc.

(Name of Issuer)

Series A Common Stock, $0.01 par value per share

(Title of Class of Securities)

74102L303

(CUSIP Number)

BRENT MORRISON

ZUMA CAPITAL MANAGEMENT, LLC

3766 Donaldson Drive

Chamblee, Georgia 30341

(310) 989-6705

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZUMA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		219,164*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

219,164*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,164*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

2

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ZCM OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		147,850*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

147,850*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,850*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 80,765 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

3

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

BRENT MORRISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		251,311*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

251,311*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

251,311*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 105,912 Shares (as defined in Item 1) underlying the Warrants (as defined in Item 3).

4

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA GROWTH FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,127
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

SAMARA SELECT FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		33,451
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

33,451
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,451
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY SELECT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,066
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

28,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY PARTNERS INTERNATIONAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,695
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

26,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY FUND MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,644
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

95,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

OURAY CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,339
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

ELENA PILIPTCHAK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		134,139
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

134,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

VITO GARFI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		486,615
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

486,615
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

486,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

REUBEN BERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 74102L303

1	NAME OF REPORTING PERSON

STEFANI CARTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 74102L303

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Series A Common Stock, $0.01 par value per share (the “Shares”), of Presidio Property Trust, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4995 Murphy Canyon Road, Suite 300, San Diego, California 92123.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Zuma Capital Management, LLC, a Delaware limited liability company (“Zuma Capital Management”), with respect to the Shares directly and beneficially owned by it;
(ii)	ZCM Opportunities Fund, LP, a Delaware limited partnership (“ZCM Opportunities”), with respect to the Shares directly and beneficially owned by it;
(iii)	Brent Morrison, as the Managing Member of Zuma Capital Management and as a nominee for the Board of Directors of the Issuer (the “Board”);
(iv)	Samara Growth Fund, LP, a Delaware limited partnership (“Samara Growth”), with respect to the Shares directly and beneficially owned by it;
(v)	Samara Select Fund, LP, a Delaware limited partnership (“Samara Select”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ouray Select, LP, a Delaware limited partnership (“Ouray Select”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ouray Partners International Ltd., a Cayman Islands exempted company (“Ouray International”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ouray Fund Management, LLC, a Delaware limited liability company (“Ouray Fund Management”), as the general partner of each of Samara Growth, Samara Select and Ouray Select;
(ix)	Ouray Capital Management, LLC, a Delaware limited liability company (“Ouray Capital Management”), as the investment manager of each of Samara Growth, Samara Select, Ouray Select and Ouray International;
(x)	Elena Piliptchak, as the Managing Member of each Ouray Fund Management and Ouray Capital Management and as a nominee for the Board;
(xi)	Vito Garfi, as a nominee for the Board;
(xii)	Reuben Berman, as a nominee for the Board; and
15

CUSIP No. 74102L303

(xiii)	Stefani Carter, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Zuma Capital Management, ZCM Opportunities and Mr. Morrison is 3766 Donaldson Drive, Chamblee, Georgia 30341. The principal business address of each of Samara Growth, Samara Select, Ouray Select, Ouray International, Ouray Fund Management, Ouray Capital Management and Ms. Piliptchak is 2980 NE 207th Street, Aventura, Florida 33180. The principal business address of Mr. Garfi is 521 Middle River Dr., Fort Lauderdale, Florida 33304. The principal business address of Mr. Berman is 11075 Santa Monica Blvd. #250, Los Angeles, California 90025. The principal business address of Ms. Carter is 1408 N. Riverfront Blvd. #111, Dallas, Texas 75207. The officer and director of Ouray International and her principal occupation and business address are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of ZCM Opportunities is investing in securities. The principal business of Zuma Capital Management is serving as the general partner of ZCM Opportunities. Mr. Morrison serves as the Managing Member of Zuma Capital Management. The principal business of each of Samara Growth, Samara Select, Ouray Select and Ouray International is investing in securities. The principal business of Ouray Fund Management is serving as the general partner of each of Samara Growth, Samara Select and Ouray Select. The principal business of Ouray Capital Management is serving as the investment manager of each of Samara Growth, Samara Select, Ouray Select and Ouray International. Ms. Piliptchak is the Managing Member of each of Ouray Fund Management and Ouray Capital and the sole director of Ouray International. The principal business of Mr. Garfi is serving as a broker at Avatar Securities, LLC. The principal business of Mr. Berman is serving as the Founding Partner of Entrada Partners. The principal business of Ms. Carter is serving as the Principal at Stefani Carter & Associates, LLC.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Morrison, Garfi and Berman and Mses. Piliptchak and Carter are citizens of the United States of America. The citizenship of the person listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by ZCM Opportunities and held in the Retirement Account and certain separately managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 67,085 Shares owned directly by ZCM Opportunities is approximately $64,156, including brokerage commissions. The aggregate purchase price of the 80,765 Shares issuable upon the exercise of certain Series A Common Stock Purchase Warrants to Purchase Shares of Common Stock (the “Warrants”) owned directly by ZCM Opportunities is approximately $3,054, including brokerage commissions. The aggregate purchase price of the 30,076 Shares held in a certain retirement account (the “Retirement Account”) is approximately $35,211, including brokerage commissions. The aggregate purchase price of the 41,138 Shares held in certain separately managed accounts (the “SMAs”) is approximately $35,211, including brokerage commissions.

16

CUSIP No. 74102L303

The aggregate purchase price of the 7,000 Shares owned directly by Mr. Morrison is approximately $5,982, including brokerage commissions. The aggregate purchase price of the 25,147 Shares underlying the Warrants owned directly by Mr. Morrison is approximately $816, including brokerage commissions.

The aggregate purchase price of the 34,127 Shares owned directly by Samara Growth is approximately $39,203, including brokerage commissions. The aggregate purchase price of the 33,451 Shares owned directly by Samara Select is approximately $42,046, including brokerage commissions. The aggregate purchase price of the 28,066 Shares owned directly by Ouray Select is approximately $36,917, including brokerage commissions. The aggregate purchase price of the 26,695 Shares owned directly by Ouray International is approximately $34,617, including brokerage commissions. The aggregate purchase price of the 11,800 Shares owned directly by Ms. Piliptchak is approximately $12,737, including brokerage commissions.

The aggregate purchase price of the 486,615 Shares owned directly by Mr. Garfi is approximately $435,065.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 19, 2023, Zuma Capital Management delivered a letter to the Issuer nominating a slate of five highly qualified director candidates, including Reuben Berman, Stefani Carter, Vito Garfi, Brent Morrison and Elena Piliptchak (collectively, the “Nominees”), for election to the Board at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their biographies below, the Nominees have backgrounds spanning real estate, finance, investment management and public company governance and collectively have decades of experience as senior executives and investment managers of well-performing real estate and financial enterprises.

Reuben Berman, age 50, currently serves as Founding Partner of Entrada Partners, a real estate investment firm with a portfolio of over $500 million of commercial properties, since 2009. Throughout his career, Mr. Berman has had acquisition, disposition, financing and/or asset management responsibilities on over $2 billion of commercial real estate properties. Previously, Mr. Berman served as Assistant Vice President of Acquisitions for Kor Realty Group LLC, a real estate company that offers development, investment and management of lifestyle properties, from 2003 to 2005, Associate at AEW Capital Management LP, a real estate pension fund advisor, from 1996 to 1999, and Financial Analyst in the Real Estate Group for Wells Fargo & Company (NYSE: WFC), a diversified, community-based financial services company, from 1995 to 1996. He is a former President and board member of the Los Angeles Chapter of the Haas Alumni Network, a network for UC Berkeley Haas School of Business alumni, and also serves as a member of the UCLA Real Estate Alumni Group’s Endowment Circle, a group supporting real estate education at UCLA, the Real Estate and Construction Network of The Jewish Federation of Greater Los Angeles, a community-focused real estate network, and the American Israel Public Affairs Committee, a committee dedicated to strengthening U.S.-Israel relations. Mr. Berman received an M.B.A. from the John E. Anderson Graduate School of Management at the University of California, Los Angeles, and a B.S. in Business from the Walter A. Haas School of Business at the University of California, Berkeley.

17

CUSIP No. 74102L303

Stefani Carter, age 45, has served as the Principal at Stefani Carter & Associates, LLC, a consulting and legal services firm, since January 2011. Previously, Ms. Carter served as a Shareholder at Ferguson Braswell Fraser Kubasta, PC, a full-service business law firm, from October 2020 to February 2023, she served as Senior Counsel at Estes Thorne & Carr PLLC, a Dallas-based law firm, from November 2017 to October 2020 and she served as an elected representative of Texas House District 102 in the Texas House of Representatives between January 2011 and January 2015. From 2008 to 2011, Ms. Carter served as an Associate Attorney at Sayles Werbner, PC, a litigation focused law firm, she served as a prosecutor in the Collin County District Attorney’s Office from 2007 to 2008 and she served as an Associate Attorney at Vinson & Elkins LLP, from 2005 to 2007. Ms. Carter currently serves as Lead Director, Chair of the Nominating and Corporate Governance Committee, and a Member of the Related Party Transactions Committee of Braemar Hotels & Resorts Inc. (NYSE: BHR) (f/k/a Ashford Hospitality Prime, Inc. (NYSE: AHP)), a luxury hotel and resorts focused real estate investment trust, since 2013, she has served on the board of Wheeler Real Estate Investment Trust, Inc., a retail property focused real estate investment trust, since December 2019 and has also served on the board Axos Financial, Inc. (NYSE: AX) (“Axos”), a diversified financial services company, serving as Chair of the Nominating/Corporate Governance Committee and as a member of the Compensation Committee of the board of director and as member of the Asset/Liability Committee of the board of directors of Axos Bank, the bank subsidiary of Axos, since August 2021. Ms. Carter earned a Juris Doctorate from Harvard Law School, a Master’s in Public Policy from Harvard University’s John F. Kennedy School of Government, and a Bachelor of Arts in Government and Journalism in News/Public Affairs from the University of Texas at Austin.

Vito Garfi, age 54, currently serves as a broker at Avatar Securities, LLC, a proprietary trading firm and broker-dealer, specializing in supporting experienced prop traders, since December 2020, and as Managing Member of Cordoba Asset, LLC, a private investment firm, since 2009. For nearly two decades, Mr. Garfi has been a private investor focusing on the identification and analysis of undervalued market assets. Mr. Garfi earned a B.S. in Finance from Fordham University.

Brent Morrison, age 48, currently serves as the Chairman, Chief Executive Officer and President for Regional Health Properties, Inc. (NYSE: RHE) (“Regional Health”), a self-managed real estate investment company that invests primarily in real estate purposed for long-term care and senior housing, since March 2019, and previously served as Interim Chief Executive Officer from October 2017 to March 2019. He also currently serves as the Managing Member for Zuma Capital Management, LLC, an investment manager focused on opportunistic investments, since 2012. Previously, Mr. Morrison served as a Research Analyst for Wells Fargo Clearing Services LLC (d/b/a Wells Fargo Advisors), an investment advisor that is a subsidiary of Wells Fargo & Company (NYSE: WFC), from 2012 to 2013, the Senior Research Analyst for the Strome Group, Inc., a private investment firm, from 2009 to 2012, a Research Analyst for Clocktower Capital, LLC, a global long/short hedge fund, from 2007 to 2009, and a Vice President for Wilshire Associates, Inc., a financial consulting firm, from 1999 to 2007. Mr. Morrison has served on the board of directors for Regional Health since 2014, and has served as Chairman since January 2023, and previously served on the board of directors for iPass, Inc. (NASDAQ: IPAS), which provides global enterprises and telecommunications carriers with cloud-based mobility management and Wi-Fi connectivity services, from 2015 to 2016. He is a Chartered Financial Analyst. Mr. Morrison received an M.B.A. from the John E. Anderson Graduate School of Management at the University of California Los Angeles, and a B.A. in Business Administration from the University of Colorado Denver.

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CUSIP No. 74102L303

Elena Piliptchak, age 47, currently serves as Portfolio Manager for Ouray Capital Management, LLC, a concentrated small-cap equity fund focused on investing in a limited number of under-researched stocks, since founding the company in 2014. Previously, she served as a Senior Investment Professional for Axial Capital Management LLC, a $1.5 billion long-short equity “Tiger Cub” fund, from 2012 to 2014, Portfolio Manager for Tiger Europe Management LLC, a long-shorty equity “Tiger Cub” fund that she co-founded, from 2008 to 2012, Director for Tiger Europe Master Fund Ltd., a European-focused “Tiger Cub” fund, from 2008 to 2012, and an Analyst for Highfields Capital Management LP, an investment management fund, from 2003 to 2007. Ms. Piliptchak previously served as a member of the Asset Management Committee for the Kansas State University Foundation, a committee dedicated to overseeing university endowment investments, from December 2020 to December 2022. Ms. Piliptchak received an M.B.A. from Harvard Business School and a B.S. in Accounting and Finance from Kansas State University.

Zuma Capital Management has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 13,129,943 Shares outstanding as of November 13, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, and (ii) 105,912 Shares underlying the Warrants.

A.	Zuma Capital Management
(a)	Zuma Capital Management, as the general partner and investment manager of ZCM Opportunities and the SMAs, may be deemed the beneficial owner of the (i) 100 Shares owned directly, (ii) 147,850 Shares owned directly by ZCM Opportunities, (iii) 30,076 Shares held in the Retirement Account and (iv) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.7%

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CUSIP No. 74102L303

(b)	1. Sole power to vote or direct vote: 219,164
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 219,164
4. Shared power to dispose or direct the disposition: 0

(c)	Zuma Capital Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares through the Retirement Account and SMAs and on behalf of ZCM Opportunities during the past sixty days are set forth in Schedule B are incorporated herein by reference.

B.	ZCM Opportunities
(a)	As of the date hereof, ZCM Opportunities directly owned 147,850 Shares, including 80,765 Shares underlying certain Warrants.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 147,850
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 147,850
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ZCM Opportunities during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Brent Morrison
(a)	Mr. Morrison, as the managing member of Zuma Capital Management, may be deemed the beneficial owner of the (i) 32,147 Shares owned directly, including 25,147 Shares underlying the Warrants, (ii) 147,850 Shares, including 80,765 Shares underlying the Warrants, owned directly by ZCM Opportunities, (iii) 100 Shares owned directly by Zuma Capital Management, (iv) 30,076 Shares held in the Retirement Account and (v) 41,138 Shares held in the SMAs.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 251,311
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 251,311
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Morrison, through the Retirement Account and the SMAs, and on behalf of each of Zuma Capital Management and ZCM Opportunities during the past sixty days are set forth in Schedule B are incorporated herein by reference.

D.	Samara Growth
(a)	As the date hereof, Samara Growth directly owned 34,127 Shares.

Percentage: Less than 1%

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CUSIP No. 74102L303

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 34,127
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 34,127

(c)	The transactions in the Shares by Samara Growth during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Samara Select
(a)	As the date hereof, Samara Select directly owned 33,451 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,451
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,451
(c)	The transactions in the Shares by Samara Select during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Ouray Select
(a)	As the date hereof, Ouray Select directly owned 28,066 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 28,066
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 28,066
(c)	The transaction in the Shares by Ouray Select during the past sixty days is set forth in Schedule B and is incorporated herein by reference.

G.	Ouray International
(a)	As the date hereof, Ouray International directly owned 26,695 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 26,695
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 26,695

(c)	The transactions in the Shares by Ouray International during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

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CUSIP No. 74102L303

H.	Ouray Fund Management
(a)	Ouray Fund Management, as the general partner of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 34,127 Shares owned directly by Samara Growth, (ii) 33,451 Shares owned directly by Samara Select and (iii) 28,066 Shares owned directly by Ouray Select.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,644
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,644
(c)	Ouray Capital Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Samara Growth, Samara Select and Ouray Select during the past sixty days are set forth in Schedule B are incorporated herein by reference.
I.	Ouray Capital Management
(a)	Ouray Capital Management, as the investment manager of each of Samara Growth, Samara Select and Ouray Select, may be deemed the beneficial owner of the (i) 34,127 Shares owned directly by Samara Growth, (ii) 33,451 Shares owned directly by Samara Select, (iii) 28,066 Shares owned directly by Ouray Select, and (iv) 26,695 Shares owned directly by Ouray International.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 122,339
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 122,339

(c)	Ouray Capital Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Samara Growth, Samara Select, Ouray Select and Ouray International during the past sixty days are set forth in Schedule B are incorporated herein by reference.
J.	Elena Piliptchak
(a)	Ms. Piliptchak, as the managing member of each Ouray Fund Management and Ouray Capital Management, may be deemed the beneficial of the (i) 34,127 Shares owned directly by Samara Growth, (ii) 33,451 Shares owned directly by Samara Select, (iii) 28,066 Shares owned directly by Ouray Select, (iv) 26,695 Shares owned directly by Ouray International, and (v) 11,800 Shares owned directly.

Percentage: Approximately 1.0%

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CUSIP No. 74102L303

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 134,139
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 134,139
(c)	The transactions in the Shares by Ms. Piliptchak and on behalf of each of Samara Growth, Samara Select, Ouray Select and Ouray International during the past sixty days are set forth in Schedule B are incorporated herein by reference.
K.	Vito Garfi
(a)	As the date hereof, Vito Garfi directly owned 486,615 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 486,615
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 486,615
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Garfi during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
L.	Reuben Berman
(a)	As the date hereof, Reuben Berman directly owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Ms. Berman has not entered into any transaction in the Shares during the past sixty days.

M.	Stefani Carter
(a)	As the date hereof, Stefani Carter directly owned 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Carter has not entered into any transaction in the Shares during the past sixty days.

As of the date hereof, the Reporting Persons collectively beneficially owned in the aggregate 872,065 Shares, including 105,912 Shares underlying the Warrants, constituting approximately 6.6% of the Shares outstanding.

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CUSIP No. 74102L303

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 19, 2023, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the Solicitation”), and (c) Zuma Capital Management has agreed to bear all pre-approved expenses incurred with the Solicitation. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing and Solicitation Agreement, by and among Zuma Capital Management, LLC, ZCM Opportunities Fund, LP, Brent Morrison, Samara Growth Fund, LP, Samara Select Fund, LP, Ouray Select, LP, Ouray Partners International Ltd., Ouray Fund Management, LLC, Ouray Capital Management, Elena Piliptchak, Vito Garfi, Reuben Berman and Stefani Carter, dated December 19, 2023.

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CUSIP No. 74102L303

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2023

Zuma Capital Management, LLC

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

ZCM Opportunities Fund, LP

By:	/s/ Brent Morrison
	Name:	Brent Morrison
	Title:	Managing Member

/s/ Brent Morrison
Brent Morrison

Samara Growth Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Samara Select Fund, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

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CUSIP No. 74102L303

Ouray Select, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Partners International Ltd.

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Sole Director

Ouray Fund Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Capital Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

/s/ Elena Piliptchak
Elena Piliptchak

/s/ Vito Garfi
Vito Garfi

/s/ Reuben Berman
Reuben Berman

/s/ Stefani Carter
Stefani Carter

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CUSIP No. 74102L303

SCHEDULE A

Directors and Officers of Ouray Partners International Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Elena Piliptchak Director	Managing Member of Ouray Fund Management, LLC and Ouray Capital Management, LLC	c/o Ouray Capital Management, LLC 2980 NE 207th Street Aventura, Florida 33180	United States of America

CUSIP No. 74102L303

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ZUMA CAPITAL MANAGEMENT, LLC

(Through the Separately Managed Accounts)

Purchase of Common Stock	1,000	0.6526	11/03/2023

ZCM OPPORTUNITIES FUND, LP

Purchase of Common Stock	2,000	0.5700	10/27/2023
Purchase of Common Stock	2,000	0.5298	10/30/2023
Purchase of Series A Warrants	6,790	0.0200	10/31/2023
Purchase of Common Stock	1,500	0.6272	11/22/2023
Purchase of Series A Warrants	10,000	0.0400[1]	12/07/2023

SAMARA GROWTH FUND, LP

Purchase of Common Stock	10,600	0.9760[2]	12/06/2023
Purchase of Common Stock	6,000	1.0295[3]	12/07/2023
Purchase of Common Stock	2,227	1.0315[4]	12/08/2023
Purchase of Common Stock	4,000	1.3413[5]	12/11/2023
Purchase of Common Stock	3,900	1.2908[6]	12/12/2023
Purchase of Common Stock	6,300	1.3222[7]	12/19/2023

SAMARA SELECT FUND, LP

Purchase of Common Stock	2,800	1.0009[8]	12/07/2023
Purchase of Common Stock	8,400	1.1100[9]	12/08/2023
Purchase of Common Stock	8,500	1.3545[10]	12/11/2023
Purchase of Common Stock	6,136	1.2990[11]	12/12/2023
Purchase of Common Stock	7,615	1.3484[12]	12/19/2023

OURAY SELECT LP

Purchase of Common Stock	27,066	1.3118[13]	12/12/2023
Purchase of Common Stock	1,000	1.2700	12/18/2023

OURAY PARTNERS INTERNATIONAL, LTD

Purchase of Common Stock	6,000	1.3059[14]	12/12/2023
Purchase of Common Stock	4,528	1.2800[15]	12/13/2023
Purchase of Common Stock	16,167	1.2898[16]	12/18/2023

CUSIP No. 74102L303

ELENA PILIPTCHAK

Purchase of Common Stock	8,000	0.9923[17]	12/06/2023
Purchase of Common Stock	1,900	1.1711[18]	12/08/2023
Purchase of Common Stock	1,900	1.3233[19]	12/11/2023

VITO GARFI

Purchase of Common Stock	13,440	0.5337	10/30/2023
Purchase of Common Stock	14,950	0.5832	10/31/2023
Purchase of Common Stock	16,919	0.6340	11/01/2023
Purchase of Common Stock	10,000	0.6819	11/03/2023
Purchase of Common Stock	79,719	0.7602	11/22/2023
Purchase of Common Stock	10,000	0.9065	11/24/2023
Purchase of Common Stock	8,756	0.9000	11/27/2023
Purchase of Common Stock	38,613	0.8730	11/28/2023
Purchase of Common Stock	16,553	0.9088	11/29/2023
Purchase of Common Stock	10,000	0.9207	11/30/2023
Purchase of Common Stock	60,000	0.9539	12/01/2023
Purchase of Common Stock	20,000	0.9630	12/06/2023
Purchase of Common Stock	20,000	1.0000	12/07/2023
Purchase of Common Stock	31,825	1.2201[20]	12/19/2023

1 The price reported is a weighted average price. The Shares underlying the Warrants were purchased in multiple transactions ranging from $0.0393 to $0.0400 per Warrant. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Warrants purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $0.9200 to $0.9924 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $0.9982 to $1.0771 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.0291 to $1.0400 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2615 to $1.4000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2600 to $1.3104 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 6.

7 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.3100 to $1.3400 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 7.

8 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $0.9947 to $1.0107 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 8.

9 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.1000 to $1.1200 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 9.

10 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2615 to $1.4000 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 10.

11 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2700 to $1.3550 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 11.

12 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.3300 to $1.3780 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 12.

13 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2700 to $1.3600 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 13.

14 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2900 to $1.3100 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 14.

15 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2700 to $1.2800 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 15.

16 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2400 to $1.3200 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 16.

17 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $0.9300 to $1.0770 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 17.

18 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.1600 to $1.1810 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 18.

19 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2992 to $1.3500 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 19.

20 The price reported is a weighted average price. These Shares were purchased in multiple transactions ranging from $1.2006 to $1.2531 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 20.